EXHIBIT 99.1

November 7, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the Company's immediate report of having received an initial draft of terms for the merger of the Company and D.B.S. Satellite Services (1998) Ltd. ("Yes") from the Antitrust Authority (hereinafter, the "Antitrust Authority"), the Company hereby provides notification that on November 6, 2013, the Antitrust Authority released a notice to the public regarding the evaluation of the merger, together with a new draft of terms made available for public comment until November 28, 2013.

The draft of terms published for public comment is attached to this report.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

- Draft –

The following document is a translation of a document in Hebrew, which version represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Subject to the provisions of section 6, sections 2-12 of the merger decision dated March 31, 2010 (as amended from time to time) shall be cancelled and the remaining conditions shall be appended with the following definitions and conditions.

Definitions
The terms in this decision shall be given the, interpretation assigned to them in the Antitrust Law, 5748-1988 and the Antitrust Rules (Directives and General Definitions), 5766-2006, unless explicitly defined otherwise in this decision.
•	"Bezeq" – Bezeq Israel Telecommunication Ltd., including any person affiliated with it;
•	"Exclusivity arrangement" – arrangement that directly or indirectly prompts a seller to refrain from or restrict the sale of audiovisual content to a third party;
•	"Other productions" – audiovisual content that does not meet the definition of an original production;
•
"New productions" – original productions that as of the date of the merger approval have not yet been broadcast by Yes, with the exception of productions that are sequels to previous original productions that have been broadcast by Yes, including a new season;

•	"Original productions" – audiovisual content to which the following apply: (1) The content was produced by or for Yes; (2) The content was produced for broadcast in or to Israel;
•	"The Telecommunications Law" – The Telecommunications Law (Bezeq and broadcasts), 5742-1982;
•	"ISP connection to Bezeq network" – a connection that enables an ISP provider to supply Internet access services to Bezeq clients and which does not include the provision of transmission services;
•	"Yes" – D.B.S. Satellite Services (1998) Ltd., including any person affiliated with it;
•	"Clients" – end clients, including clients who purchased the relevant Bezeq services not directly from Bezeq;
•	"Basket of services" – the sale of two or more communication services together;
•	"ISP provider" – the holder of a license to supply Internet access services;

•
"Broadcasting license holder" – any of the following: (1) the holder of a general license for cable broadcasts under Chapter B1 of the Telecommunications Law; (2) the holder of a general license for satellite  broadcasts under Chapter B2 of the Telecommunications Law; (3) The holder of concessions or licenses for television broadcasts under the Second Broadcast Authority Law, 5750-1990; (4) The authority establishment under the Broadcasting Authority Law, 5725-1965;

•	"Television service" – the marketing of audiovisual services to subscribers;
•	"Transmission services" – a service for transmitting communication signals for the public.
•
"Telecommunications services" – The following services, in whole or in part: domestic fixed-line telephone services, telephone services provided via a mobile radio telephone system, international telephone services, Internet access services, television services;

•	"Internet infrastructure service" – high-speed fixed-line access service via Internet access providers, including associated services, such as installation services and malfunction repair services.

Conditions for the approval of the merger
1.
Bezeq shall not impose any restriction on the consumption of Internet infrastructure services stemming from the client's cumulative surfing volume. By inclusion, Bezeq shall not determine the price and quality of the Internet infrastructure services based on the client's cumulative surfing volume.

2.
Bezeq shall not collect any payment from the ISP provider for the relative portion of the ISP connection to the Bezeq network that is used to provide television services, as such will be reported to Bezeq by the ISP provider.

3.
Bezeq shall not cause the restriction or blockage of the possibility granted to the client to use any service or application provided via the Internet network at any time, directly or indirectly, including by setting rates or by technological means.

4.
Bezeq television services shall be sold and supplied at equal terms to all Bezeq clients whether or not they purchase additional telecommunications services from Bezeq. By inclusion, Bezeq shall not offer a bundle of services that includes television services unless television services can also be purchased separately, not as part of the a bundle  of services, on terms identical to those under which television services are being sold as part of the a bundle  of services. Without derogating from the foregoing, the price of television services as part of a basket of services shall be presented separately from the rest of the services.

5.
Bezeq Internet infrastructure services shall be sold and supplied at equal terms to all Bezeq clients, whether or not they purchase additional telecommunications services from Bezeq. In this context, the sale of Internet infrastructure services as part of a bundle of services will not be considered a sale under non-equal terms, all subject to the provisions of section 4, above.

6.	Sections 2-12 of the merger dated March 31, 2010, shall not be cancelled before the cancellation of all the exclusivity arrangements concerning the purchase of other productions by Yes.
7.	Bezeq and Yes shall not be parties to exclusivity arrangements with respect to other productions.
8.
As of the date of approval of the merger and for two years thereafter, Yes shall not prevent any entity, with the exception of someone holding a license for broadcasts at the time of this decision, from purchasing rights in original productions. This rule will not apply to new productions.

9.	If any doubt is raised concerning the interpretation, application or implementation of these terms, it shall be brought to The Antitrust Commissioner for a decision.